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                             August 4, 2023

       David Shrier
       President and Chief Executive Officer
       Adit EdTech Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Adit EdTech
Acquisition Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-4
                                                            Filed July 14, 2023
                                                            File No. 333-261880

       Dear David Shrier:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

       Amendment No. 8 to Registration Statement on Form S-4 Filed July 14,
2023

       Questions and Answers About the Transaction Proposals for ADEX Stockholders, page 5

   1. Please revise to ensure the latest possible business combination date of January 14, 2024 is accurately disclosed
throughout your filing. For example, refer to your disclosures on pages 16 and 18
indicating the date is January 14, 2023.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
August     NameAdit EdTech Acquisition Corp.
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
GRIID
Liquidity and Capital Resources
Cash and Cash Flows for the Years Ended December 31, 2022 and 2021, page 260

2. We reissue and clarify prior comment 5. Consistent with prior comment 2 in our letter dated March 20, 2023, please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete. Specifically, tell us why you continue to indicate that the increase in cash from working capital contributing to net cash used in operating activities was driven, in part, by proceeds from the sale of cryptocurrencies. In addition, ensure that the amounts of net cash provided by investing activities are accurately disclosed and the related discussion is complete.
Griid Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the
Years Ended December 31, 2022 and 2021
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition, page F-62

3. Please note that we continue to review your revenue recognition practices and disclosures applied in your mining operations and may have further comments.
       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler,
Staff Attorney, at 202-551-6388, or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Kerry Shannon Burke